================================================================================

                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
                        Report of Foreign Private Issuer
        Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act
                        of 1934 For the month of May 2000

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                  (65) 362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F  [X]            Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes [ ]                 No  [X]


If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

================================================================================

                                TABLE OF CONTENTS

1. Other Events

     On May 30, 2000, the Company submitted the attached notice to the Singapore Exchange Securities Trading Limited relating to the sale of 110,000 ordinary shares by the Company's Senior Vice President and Chief Financial Officer, Chia Song Hwee. The attached notice is being filed as an exhibit to this report on Form 6-K in connection with the Company's submission to the Singapore Exchange Securities Trading Limited.

2. Exhibit

      99.1 Notice of Changes in Director's Interests relating to 110,000 ordinary shares

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.

Date: May 31, 2000


                                  CHARTERED SEMICONDUCTOR
                                  MANUFACTURING LTD


                                  By: /s/ Chia Song Hwee
                                      -------------------------------
                                  Name:  Chia Song Hwee
                                  Title: Senior Vice President and
                                         Chief Financial Officer

                                  EXHIBIT INDEX


     99.1 Notice of Changes in Director's Interests relating to 110,000 ordinary shares